Exhibit 4
CDC CORPORATION LIMITED
AND
ASIA PACIFIC ONLINE LIMITED

AMENDED AND RESTATED
EXECUTIVE SERVICES (CEO) AGREEMENT

     THIS AMENDED AND RESTATED EXECUTIVE SERVICES (CEO) AGREEMENT (“Agreement”) effective as of December 19, 2008 (“Effective Date”) between CDC Corporation Limited located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong (the “Company”) and Asia Pacific Online Limited located at Suite 3302, 33/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (“APOL”). The Company and APOL are collectively referred to as the “Parties” and each, a “Party”.
     WHEREAS, APOL and the Company have previously entered into an Executive Services Agreement dated April 12, 2006 (the “Existing Services Agreement”) in which APOL has agreed to provide certain Services (as hereinafter defined) to the Company, including the services of Mr. Peter Yip (the “Executive”) as the Chief Executive Officer and Vice-Chairman of CDC Corporation (as defined below) on the terms set forth herein.
     WHEREAS, the Company acknowledges that prior to, and during, the term of the Existing Services Agreement, the Executive has engaged in activities and conducted business related to or otherwise in connection with various entities and organizations set out in Schedule 4 hereto and will continue to be so engaged during the continuance of this Agreement.
     WHEREAS, in contemplation of the approaching expiration of the Existing Services Agreement, and in order to retain the services of APOL and the Executive beyond such expiration date, the Company and APOL have agreed to amend and restate the Existing Services Agreement in order to, among other things, extend the term and revise the compensation payable thereunder.
     WHEREAS, the terms of this Agreement have been approved by the Board, and this Agreement shall amend, replace and supersede the Existing Services Agreement in all respects.
     NOW, THEREFORE, in consideration of the foregoing mutual covenants and agreements contained herein, the Parties hereby agree as follows:
1. DEFINITIONS AND INTERPRETATION
1.1 In this Agreement, the following words and expressions shall bear the following meanings, unless the context otherwise requires:
“Associated Company” means any corporation or other business entity or entities that directly or indirectly controls, is controlled by, or is under common control with the Company and all other entities in the group of companies of such Associated Companies, and “Associated Company” shall have a corresponding meaning.
“Board” means the board of directors of CDC Corporation from time to time.
“CDC Corporation” means CDC Corporation, a company incorporated under the laws of the Cayman Islands.
     “CEO Options Transfer Agreement” means the CEO Options Transfer Agreement previously entered into between the Executive, CDC Corporation and APOL whereby APOL is permitted to transfer certain options to certain transferees.
     “Change of Control” means that a “person” as such term is used in Section 13(d) and 14(d) of the Exchange Act, other than CDC Corporation, APOL or any of its respective affiliates, has become an “owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of CDC Corporation (20%) or more of the combined voting power of CDC Corporation’s then outstanding securities (including, without limitation, securities owned at the time of any increase in ownership).

     “Compensation Committee” means the compensation committee of the Board.
     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
     “Executive Committee” means the executive committee established by the Board in accordance with CDC Corporation’s Articles of Association and all other laws, rules or regulations applicable to CDC Corporation and/or any Associated Company.
     “Group” means the CDC Corporation group of companies.
     “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
     “PRC” means the People’s Republic of China.
     “Services” means the services rendered by APOL to the Company as described in Schedule 1 hereto.
     “1999 Stock Option Plan” means CDC Corporation’s stock option plan, which was initially adopted in the 1999 Extraordinary General Meeting of CDC Corporation, as amended from time to time.
     “2005 Stock Incentive Plan” means CDC Corporation’s Stock Incentive Plan, as such may be amended from time to time, and any successor CDC Corporation incentive plan.
     “Subsidiary Plan” means an incentive plan established by any Associated Company, from time to time.
1.2 Any reference in this Agreement to any ordinance or other enactment shall be deemed also to refer to any statutory modification, amendment, codification or re-enactment thereof or substitution therefore or regulations or guidelines issued under any of the foregoing.
1.3 Any reference to a numbered clause or a numbered schedule shall be a reference to the relevant clause, or as the case may be, the relevant schedule of this Agreement.
1.4 The headings to the clauses of this Agreement shall not affect its interpretation.
1.5 References to this Agreement shall be inclusive of all Schedules and Exhibits.
2. TERM OF APPOINTMENT
2.1 The Company hereby re-engages APOL, and APOL accepts such engagement, to render Services, including the Services of the Executive as the Chief Executive Officer and Vice-Chairman of CDC Corporation effective the Effective Date for a period of eighteen (18) months from the date of this Agreement (the “Term”).
3. RIGHT TO NOMINATION AS DIRECTOR
3.1 For so long as (a) APOL beneficially owns at least 5% of CDC Corporation’s Class A Common Shares and (b) the Executive, or together with one or more members of his immediate family, is the beneficial owner of at least 50% of APOL; APOL shall have the right to nominate one Director to the Board of CDC Corporation, subject to the approval of the shareholders of CDC Corporation.

4. CONSIDERATION
4.1 In consideration for the Services of the Executive to be provided, the Company shall pay, provide or grant to APOL; (a) the cash remuneration per annum to APOL specified in Clause 4.2 below; (b) options to purchase (or stock appreciation rights with respect to) common shares of CDC Corporation as described in Clause 5; and (c) the other benefits as set forth in Clause 6 hereof (the foregoing (a), (b) and (c) shall collectively be referred to herein as the “Management Fee”). The Company will not be obliged to increase the Management Fee at any time during the Term.
4.2 The cash consideration payable as set forth in Clause 4.1 hereof shall comprised of, and payable in accordance with, the following:
•	a one-time upfront cash payment in the amount of $1.0 million payable promptly upon execution of this Agreement;

•	annual cash remuneration, payable monthly in arrears, upon invoice from APOL, as part of the Management Fee under Section 4.1 of this Agreement, in the aggregate amount of $1,175 million per year (of which APOL will be paid a prorated amount for the period of time from the Effective Date to December 31, 2008), as compensation for the CEO Services provided by Mr. Yip hereunder. Such amount will be reduced by specified increments if, at any time during the term of this Agreement, Mr. Yip ceases to provide CEO Services as follows: (i) $225,000 in the event Mr. Yip for any reason ceases to be CEO of the Company; (ii) $525,000 in the event that CDC Software becomes a publicly-listed company and hires its own CEO, or Mr. Yip for any reason ceases to be CEO of CDC Software; (iii) $275,000 in the event that CDC Games becomes a publicly-listed company and hires its own CEO, or Mr. Yip for any reason ceases to be CEO of CDC Games; and/or (iv) $150,000 in the event that Mr. Yip for any reason ceases to be CEO of China.com.

•	a potential cash bonus (the “EBITDA Bonus”), payable in arrears promptly after the date of each quarterly earnings announcement, of up to $200,000 per fiscal quarter (commencing with the first fiscal quarter of 2009) that is linked to the Company’s Adjusted EBITDA performance for such fiscal quarter, such that in the event that the Company’s Adjusted EBITDA performance for any given quarter set by the Board in advance quarterly or during the annual budgeting process (the “EBITDA Performance”): (i) meets or exceeds an Adjusted EBITDA target for Mr. Yip set in advance of quarter-end by the Compensation Committee or the Board (the “Adjusted EBITDA Target”), Mr. Yip would receive 100% of the EBITDA Bonus for such quarter; (ii) is equal to or greater than 90% of the Adjusted EBITDA Target, Mr. Yip would receive a pro-rata amount of the EBITDA Bonus corresponding to the percentage of the Adjusted EBITDA Target so achieved for such quarter; and (iii) is below 90% of the Adjusted EBITDA Target, no EBITDA Bonus would be payable for such quarter;

•	a potential cash bonus of up to an additional $1.05 million for the successful completion (as determined by the Board in its sole reasonable discretion) of specified strategic objectives of the Company established by the Board, as follows;
o	$350,000 upon the successful payment, modification or discharge, outside of any proceeding seeking or obtaining protection against creditors, of the entire $168 Million principal balance and all accrued interest of the Company’s 3.75% Convertible Exchangeable Debentures due 2011 (the “Convertible Debt”) effective prior to November 10, 2009, such that the Holder Redemption Put Right (as defined in the Notes) is avoided or eliminated; and

o	$350,000 upon the effectiveness of a Registration Statement for a “Qualified IPO” of CDC Software on or before June 15, 2010 that meets or exceeds the “Minimum IPO Amount” as such terms are defined in the Note Purchase Agreement dated November 10, 2006 (“NPA”);

o	$350,000 upon the effectiveness of a Registration Statement for a “Qualified IPO” of CDC Games on or before June 15, 2010 that meets or exceeds the “Minimum IPO Amount” as such terms are defined in the NPA.
The foregoing compensation shall be reviewed at the end of the Term, and if this Agreement is renewed, at the beginning of each such term thereafter (each such date, a “Review Date”). On each Review Date, the consideration as set forth in Clause 4.1 hereof shall be revised or amended by such amount as agreed by a review committee of the Board, as designated from time to time (the “Review Committee”) in the manner specified by Clause 4 hereof. In addition, at any time after the date of this Agreement, APOL may, by written notice to the Company, call for a review of consideration as set forth in Clause 4.1 hereof (an “APOL Notice”), which shall require the Review Committee to review the cash component of the Management Fee in the manner specified by Clause 4.3 hereof; provided, however, that APOL may not deliver more than one APOL Notice between successive Review Dates.
4.3 The Review Committee shall convene on each Review Date or upon receiving an APOL Notice. The Review Committee shall consist of members of the Compensation Committee and not less than two independent directors of CDC Corporation. However, if the Executive shall be a member of the Compensation Committee, the Executive shall not be a member of the Review Committee. The Review Committee shall authorize an increase in the cash component of the Management Fee and/or the reimbursements set forth in Clause 6.1 hereof in an amount at least equal to an increase in the Consumer Price Index A, produced by the Hong Kong Government, and may authorize a larger increase in the cash component of the Management Fee and/or the reimbursements set forth in Clause 6.1 hereof at its discretion, taking into account the information provided by a third party executive search or compensation consulting firm. If the Review Committee determines that an increase in the cash component of the Management Fee and/or the reimbursements set forth in Clause 6.1 hereof is justified, the cash component of the Management Fee and/or the reimbursements set forth in Clause 6.1 hereof payable shall be increased accordingly subject to ratification by the Board.
4.4 To the extent reasonably practicable the Company shall cooperate with APOL to ensure that the remuneration arrangements set forth in this Agreement are structured in a tax efficient manner for all concerned parties. APOL agrees and warrants to the Company that it shall, and shall procure that the Executive will, indemnify the Company and any Associated Company, and hold the Company and any Associated Company harmless against any of its or the Executive’s non-payment of any and all social security, income tax, tax related to employee benefits or retirement, any required insurance including without limitation, professional indemnity, and other national, provincial or local taxes or assessments in connection with its remuneration arrangements and benefits from the Company and any Associated Company. In addition, each of APOL and the Executive specifically represents, warrants and covenants to the Company that to the extent that it and he are subject to any withholding or deduction under income tax laws of any jurisdiction with respect to the remuneration arrangements and benefits from the Company and any Associated Company, that it and he will hold the Company and each Associated Company harmless against any non-withholding or non-deduction in connection with the remuneration arrangements and benefits from the Company and any Associated Company.
4.5 The evaluation and determination of whether or not Executive, CDC Corporation or any Associated Company has accomplished any milestone or similar event related to any compensation of Executive, APOL or their affiliates referred to herein, shall be determined by a majority of the independent directors of the Board in their sole, reasonable discretion.

5. SHARE OPTIONS
5.1 Previously, and subject to the provisions of this Clause 5, Executive and/or APOL have been granted under the Agreement dated of April 12, 2006 an aggregate of 2,400,000 share options to purchase CDC common shares, $0.00025 par value oper share (the “Shares”) under the 1999 Stock Option Plan (“Existing Options”). All of such Options have been subject to Board-approved cancellation and regrants effective, respectively, on August 18, 2008 and November 26, 2008, pursuant to which such Options are now deemed to be granted to APOL with an exercise price of US$0.87 per Option, the closing price of the Shares on November 26, 2008, the effective date of APOL’s acceptance of the latest cancellation and regrant. In addition to the foregoing, APOL has been granted an additional one-time award on the Effective Date of additional options to purchase 900,000 Shares (the “New Options”) under the 1999 Stock Option Plan at an exercise price of $1.29 per common share, which options shall vest in equal quarterly installments over an eighteen (18) month period from the Effective Date.
5.2 The Existing Options and the New Options shall vest over the course of the Term according to a vesting schedule as set forth in Schedule 2; provided that, notwithstanding anything herein to the contrary: (a) the Executive remains at CDC Corporation to provide the Services on the day vesting of the relevant portion of those Options takes place and (b) this Agreement has not otherwise been terminated. Except as otherwise provided in this Clause 5, the Existing Options and the New Options shall be subject to the terms and conditions of the 1999 Stock Option Plan. Details regarding the Existing Options and New Options are set forth on Schedule 2 hereto.
5.3 In addition to the Existing Options and the New Options, APOL has also been granted (a) 2,000,000 share options; and (b) 399,999 share options (collectively “Contingent Options”), as set forth in the option award agreement(s) which allow APOL to purchase the same number of CDC Corporation’s Shares. These 2,399,999 Contingent Options have been subject to Board-approved cancellation and regrants effective, respectively, on August 18 2008 and November 26, 2008, pursuant to which such Options are now deemed to be granted to APOL on the Effective Date with an exercise price of US$0.87 per Contingent Option, the closing price of the Shares on November 26, 2008, the effective date of APOL’s acceptance of the latest cancellation and regrant.
5.4 The Contingent Option shall vest in accordance with Schedule 3 hereof; provided that: (a) the Executive remains at CDC Corporation to provide the Services on the day vesting of the Contingent Options takes place and (b) this Agreement has not otherwise been terminated. Except as otherwise provided in this Clause 5, the Contingent Options granted shall be subject to the terms and conditions of the 1999 Stock Option Plan. Details regarding the Contingent Options are set forth on Schedule 3 hereto.
5.5 (a) If this Agreement is terminated other than pursuant to Clauses 12.1, 12.2, 12.4 or 12.5 hereof, provided that the Executive executes a written release, in favour of the Company and its Associated Companies, of any and all claims or potential claims, suits, liabilities or any other obligations that are or may be asserted by or owed to, Executive, APOL or any affiliate thereof, then the Company shall cause the Executive’s Options to accelerate and fully vest. In the event of such termination other than pursuant to Clause 12.1 and 12.2 of this Agreement, the Executive shall have a reasonable period of time not in excess of ninety (90) days following such termination to exercise the Executive’s Options that had vested as of the date of termination.
     (b) Notwithstanding the matters set out in the forgoing sub-clause (a), if under Clauses 12.4 or 12.5 hereof the Executive is terminated or initiates the termination as a result of a death or disability that is tangibly related to the performance of the duties by the Executive for the Company hereunder, the Company shall cause the Executive’s Options to accelerate and fully vest and the Executive or his successors or assigns, as the case may be, shall have up to one year following such termination to exercise the Executive’s Options.

     (c) For avoidance of doubt if under Clauses 12.4 or 12.5 hereof the Executive is terminated or initiates the termination as a result of a death or disability that is NOT related to the performance of the duties by the Executive for the Company hereunder, the Executive’s Options shall not accelerate but the Executive or his successors or assigns, as the case may be, shall have up to one year following such termination to exercise the Executive’s Options that had vested as of the date of termination.
     (d) To the extent any provision in the forgoing sub-clauses (a), (b) and (c) relates to any time period during which the Options may become exercisable, the same provision shall also apply to the Contingent Options such that they shall be subject to the same time period during which they may become exercisable. For avoidance of doubt, to the extent any provision in the forgoing sub-clauses (a), (b) and (c) relates to acceleration of vesting of the Options, the same shall NOT apply to the Contingent Options.
5.6	If there is a Change of Control and within one year from the Change of Control date, the Company (or its successor) terminates the Services provided by APOL for any reason other than in accordance with Clause 12 hereof, as of the date of termination (the “Termination Date”), all unexercised Options and Contingent Options held by APOL shall immediately vest and APOL shall have the right to exercise such Options and Contingent Options on and as of the Termination Date; provided that this Clause 5.6 shall not apply if a Change of Control shall have occurred and the services of APOL with respect to the Services provided by the Executive are retained and the Executive remains in good standing with CDC Corporation (or its successor) during the one year from the Change of Control date, in which case, Clause 5.7 hereof shall apply.
5.7	If there is a Change of Control and the Services provided by APOL with respect to the services provided by the Executive are retained and the Executive remains in good standing with the Company (or its successor), then at the one year anniversary date of the Change of Control date (the “Anniversary Date”), all unexercised Options and Contingent Options held by APOL shall immediately vest and APOL shall have the right to exercise such Options and Contingent Options as of the Anniversary Date up to the last day upon which the Services of APOL with respect to the services provided by the Executive are in effect whether pursuant to this Agreement or a successor agreement; provided that during the course of the one year period prior to the Anniversary Date, APOL’s Options and Contingent Options shall vest in accordance with the vesting schedule as set forth in the APOL option award agreement(s).
5.8	The Parties agree that except as provided for in the CEO Options Transfer Agreement or otherwise pursuant to the prior written consent of the Company, APOL will not sell, offer to sell, contact to sell, grant any option to purchase or otherwise dispose of any Options (whether vested or unvested) or any Contingent Options, or any securities convertible into exercisable or exchangeable for such Options (whether vested or unvested) or Contingent Options, including the Company’s Shares, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Options (whether vested or unvested) or any Contingent Options during the term of this Agreement.
5.9	Any award of options under this Agreement shall not affect the accrued rights of the Executive in relation to other options on the securities of CDC Corporation or any Associated Company held by the Executive and or APOL.
6. OTHER BENEFITS
6.1 Upon presentation of proper vouchers, receipts or other proof, the Company shall reimburse APOL with respect to reasonable expenses of the Executive related to travel, entertaining and subscriptions, in accordance with the policies of the Company, in each case reasonably incurred in the performance of his Services.

6.2 The Executive shall be entitled to membership of the Company’s permanent health insurance scheme, subject to the terms of that scheme and of any related policy of insurance as in force from time to time. In addition, the Executive will receive Company-paid non-key man life insurance and/or Mr. Yip and one additional member of his family (consisting of a non-minor child living at home and not in school) will receive Company-paid health insurance benefits, in amounts and on such terms as may be approved by the Compensation Committee.
7. CONFIDENTIAL INFORMATION
7.1 Each of APOL and the Executive covenants and agrees not to use, other than for the benefit of the Company and to keep confidential, during the term of this Agreement, all information about the Company and all Associated Companies which the Company or any of the Associated Company treats as confidential, including, but not limited to, information about customers, marketing plans, marketing techniques, technical information, and possible new products or services, except that APOL and the Executive shall not be required to keep particular items of information confidential after those items of information become generally available to the public without a breach by APOL or the Executive of the obligations under this Clause.
7.2 Each of APOL and the Executive covenants and agrees that, except during the performance of the Services, they shall not, at any time, directly or indirectly, without the prior written consent of the Company, use or disclose to any person any confidential or proprietary information (“Confidential Information”) obtained or developed by APOL or the Executive, as the case may be, during the term of this Agreement relating to the Company’s business, except information which at the time is (a) available to others in the same business as the Company or generally known to the public other than as a result of disclosure by him not permitted hereunder, (b) lawfully acquired from a third party who is not obligated to the Company to maintain such information in confidence, or (c) used in any dispute or proceedings between third parties and APOL or the Executive, as the case may be, and is legally compelled disclosure; provided, APOL and/or the Executive, as the case may be, shall (i) assert the privileged and confidential nature of the Confidential Information against the third party seeking disclosure, and (ii) cooperate fully with the Company in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. In the event that such protection against disclosure is not obtained, APOL or the Executive, as the case may be shall be entitled to disclose the Confidential Information, but only as and to the extent necessary to legally comply with such compelled disclosure.
7.3 Each of APOL and the Executive covenants and agrees to disclose promptly to the Company all new discoveries, ideas, formulae, products, methods, processes, designs, trade secrets, copyrightable material, patentable inventions, intellectual property or other useful technical information or know-how and all improvements, modifications or alterations of existing discoveries made, discovered or developed by the Executive, either alone or in conjunction with any other person during the term of this Agreement, or using the Company’s or any Associated Company’s materials or facilities which discoveries or developments are based on, derived from or make use of any information directly related to the business disclosed to, or otherwise acquired by, the Executive from the Company or any Associated Company during the term of this Agreement. Each of APOL and the Executive covenants and agrees that any copyright, patent, trademark or other proprietary rights in any such discoveries shall be the sole and exclusive property of the Company, and the Company need not account to APOL or the Executive for any revenue or profit derived therefrom. If by operation of law or otherwise, any or all of the items of this Clause 7.3 or any component or element thereof is considered to be the intellectual property right of APOL or the Executive, APOL and the Executive (as applicable) covenants and agrees to irrevocably assign to the Company, its successor and assigns, ownership of all copyrights and all other intellectual property rights available with respect to each such element or item. Each of APOL and the Executive shall be deemed to have granted the Company an irrevocable power of attorney to execute as its or his agent any and all documents (including copyright registrations) deemed necessary by the Company to perfect Company’s intellectual property rights in and to each of the items in this Clause.

8. NON-SOLICITATION
8.1 APOL and the Executive will not for a period of twelve (12) months after the termination of this Agreement either personally or by an agent directly or indirectly, either on his own account or for any other person, firm or company, or in association with or in the employment of any other person, firm or company, solicit or serve or interfere with or endeavor to entice away from the Company or any Associated Company any person, firm or company who within twelve (12) months prior to or at the date of such termination was a customer of or in the habit of dealing with the Company or any Associated Company and with whom APOL and the Executive had contact or about whom APOL and the Executive became aware or informed in the course of this Agreement.
8.2 APOL and the Executive will not for a period of twelve (12) months after the termination of this Agreement with the Company either personally or by an agent directly or indirectly, either on his own account or for any other person, firm or company, solicit or interfere with or endeavor to entice away from the Company or any Associated Company any person who within twelve (12) months prior to or at the date of such termination was an employee, director or consultant of the Company or any Associated Company.
9. NON-COMPETITION
9.1 During the continuance of this Agreement, except as otherwise permitted as an exception as defined and described in Schedule 4, without the prior written consent of the Company, APOL and the Executive shall not (unless otherwise agreed in writing by the Company) undertake any other business or profession that is in direct competition with the Company or be or become a director, employee or agent of any other company (other than for an Associated Company), firm or person that has a substantial portion of its business in direct competition with the Company from time to time. The Executive may, however, hold or acquire by way of bona fide investment only shares or other securities of any company in compliance with Company policy unless the Company shall require him not to do so in any particular case on the ground that such other company is or may be carrying on a business competing or tending to compete with the business of the Company or any Associated Company.
9.2 APOL and the Executive will not for a period of twelve (12) months after the termination of this Agreement either personally or by an agent directly or indirectly either on his own account or for any other person, firm or company or in association with or in the employment of any other person, firm or company be engaged in or concerned directly or indirectly in any executive, technical or advisory capacity in any business concern (of whatever kind) which is in competition with the business of the Company or any Associated Company. This clause shall not restrain APOL and the Executive from being engaged or concerned in any business concern in so far as APOL’s or the Executive’s duties or work shall relate solely:
9.2.1	to geographical areas where the business concern is not in competition with the Company or any Associated Company; or

9.2.2	to services or activities of a kind with which APOL or the Executive was not concerned to a material extent during this Agreement.
9.3 IN CONNECTION WITH THIS CLAUSE 9, APOL AND THE EXECUTIVE EACH REPRESENTS THAT ITS OR HIS EXPERIENCE, CAPABILITIES AND CIRCUMSTANCES ARE SUCH THAT THESE PROVISIONS WILL NOT PREVENT APOL OR THE EXECUTIVE (AS APPLICABLE) FROM EARNING A LIVELIHOOD AND THAT THE LIMITATIONS SET FORTH THEREIN ARE REASONABLE AND PROPERLY REQUIRED FOR THE ADEQUATE PROTECTION OF THE COMPANY.

10. RETURN OF PAPERS, RIGHT TO INJUNCTIVE RELIEF, ETC.
10.1 Each of APOL and the Executive covenants and agrees, in order to effectuate the intent of the Parties with respect to confidentiality of the trade secrets of the Company, to return to the Company forthwith upon the request of the Company or the termination of this Agreement or promptly thereafter, all documents, materials, photographs, memorandum, and all copies or reproductions thereof, or any property of a similar or different nature containing information relating to the business or other Confidential Information, whether such material was furnished by the Company, prepared by APOL or the Executive, or otherwise came into its or his possession, custody or control during the Agreement. APOL and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company. Each of the APOL and the Executive further agrees to use its or his best efforts and to exercise utmost diligence to protect and guard and keep secret and confidential all Confidential Information that shall come into its or his possession by reason of its or his Services to the Company.
10.2 Each of APOL and the Executive acknowledges that the Company or an Associated Company may suffer irreparable harm, which cannot readily be measured in monetary terms, if APOL or the Executive breaches the obligations under Clauses 7, 8, 9 or 10 hereof. Each of APOL and the Executive further acknowledges and agrees that the Company or an Associated Company may obtain injunctive or other equitable relief against it or him to prevent or restrain such breach causing such harm; provided, however, that where such breach involves subject matter that is susceptible of being cured, APOL and the Executive (as applicable) will cure such breach as promptly as practicable upon notice of such breach to APOL and the Executive (as applicable). Such injunctive relief shall be in addition to any other remedies the Company might have under this Agreement or at law.
11. [INTENTIONALLY OMITTED]
12. TERMINATION OF AGREEMENT
12.1 If the Executive:
12.1.1	shall be or become incapacitated from any cause whatsoever from efficiently performing his duties hereunder for six (6) consecutive months in aggregate in any period of twelve (12) consecutive months;

12.1.2	shall be or become prohibited by law from being a director;

12.1.3	is convicted of, pleads guilty to or does not contest a felony;

12.1.4	has been grossly negligent or acted dishonestly, in either case, to the material detriment of the Company or any Associated Company;

12.1.5	has engaged in actions amounting to willful misconduct;

12.1.6	has materially breached any of the terms of this Agreement which breach is not reasonably cured within 30 days after written notice to the Executive from the Company; or

12.1.7	refuses or negligently refuses fails to comply with reasonable and lawful instructions of the Company or the Company’s written regulations, which failure is not reasonably cured within 30 days after written notice to the Executive from the Company, then the Company shall be entitled to terminate this Agreement at any time by notice in writing to APOL. APOL or the Executive shall have no claim against the Company by reason of such termination.
12.2 If APOL:
12.2.1	shall become insolvent; or

12.2.3	shall fail to be able to procure the Services of Mr. Peter Yip as the Executive;
     then the Company shall he entitled to terminate this Agreement at any time by notice in writing to APOL. APOL or the Executive shall have no claim against the Company by reason of such termination.
12.3 Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.
12.4 In the event of the Executive’s death during this Agreement, this Agreement shall be deemed to have terminated on the last day of the calendar month during which the Executive’s death shall occur, and the Company shall (i) pay to the Executive’s estate, in full discharge of its obligations hereunder, compensation for the Executive’s Services up to and including the last day of the month in which the death occurred and (ii) reimburse the Executive’s estate for any expenses properly incurred prior to the termination of this Agreement. Thereafter, the Company’s obligations hereunder shall terminate subject to Clause 5.5.
12.5 APOL may terminate this Agreement upon providing six (6) months notice in writing to the Company.
12.6 Except as specifically provided in Clauses 12.1, 12.2, and 12.4 hereof, the Company may terminate this Agreement by providing six (6) months notice in writing to APOL. Thereafter, the Company’s obligations hereunder shall terminate subject to Clause 5.5.
13. REIMBURSEMENT OF MEDICAL EXPENSES
13.1 The Company agrees to reimburse all medical expenses incurred by the Executive and his immediate family in the thirty six (36) months prior to April 12, 2006 and during the term of this Agreement that is not covered by the Company’s permanent health insurance scheme.
14. MISCELLANEOUS MATTERS
14.1 The Schedule and appendices attached hereto are incorporated herein by reference and made a part hereof.
14.2 APOL warrants and covenants on behalf of itself and the Executive that there is no other contract or duty on its or his part that will be inconsistent with this Agreement.
14.3 APOL agrees that it will not assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement, nor shall APOL’s rights be subject to encumbrance or the claims of creditors. Any purported assignment, transfer, or delegation shall be null and void. Subject to the provisions of Clauses 5.6 and 5.7, nothing in this Agreement shall prevent the consolidation of the Company with, or its merger into, any other corporation, or the sale by the Company of all or substantially all of its properties or assets, or the assignment by the Company of this Agreement and the performance of its obligations hereunder to any successor in interest or any Associated Company. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.
14.4 If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in full force and effect. It is the intention of the Parties that the provisions contained in Clauses 7, 8, 9 and 10 shall be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation as is permitted by the law of that jurisdiction whose law is found to be applicable to any acts allegedly in breach of these provisions.
14.5 Each of the Parties hereto shall have the right to waive any of its rights under this Agreement in whole or in part, in its absolute discretion, and any such right once waived may thereafter, subject to the terms of the waiver, be reasserted by such Party at any time and enforced pursuant to the terms of this Agreement.
14.6 This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior oral or written and all contemporaneous oral agreements between the Parties with respect to the subject matter hereof. No extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this Agreement and APOL or the Executive.
14.7 This Agreement may be amended, modified or waived only by a separate written instrument duly executed by or on behalf of each of the Parties hereto.
14.8 The headings for the clauses of this Agreement are for convenience only and are not part of this Agreement.
14.9 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.
14.10 The Parties acknowledge that (i) they have had the opportunity to consult counsel in regard to this Agreement if they so desire; (ii) they have read and understand the Agreement and they are fully aware of its legal effect; and (iii) they are entering into this Agreement freely and voluntarily, and based on each Party’s own judgment and not on any representations or promises made by the other Party, other than those contained in this Agreement.
15. NOTICES
     All such notices and communications shall be effective (a) when sent by FedEx or other overnight service of recognized standing, on the third business day following the deposit with such service; and (b) when faxed during normal business hours on a day on which the Company is open for business, upon confirmation of receipt. The Parties shall be obligated to notify each other in writing of any change of the below address. Notice of change of address shall be effective only when done in accordance with this clause. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed or delivered via courier to each Party as follows:
     If to the Company:

Address:	33/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
Facsimile:	(852) 2893-5245
Attention:	Dr. Raymond Ch’ien

with a copy to: CDC Corporation

Attn: General Counsel

Address:	Two Concourse Parkway, Suite 800
Atlanta, GA 30328
Facsimile:	(770) 351-9506

If to APOL or the Executive:

Address:	Suite 3302, 33/F.,
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Facsimile:	(852) 2116 1078
Attention:	Mr. Peter Yip
16. GOVERNING LAW
     This Agreement shall be governed by and construed under the laws of Hong Kong and each of the Parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS whereof this Executive Services (CEO) Agreement has been signed by or on behalf of the parties hereto and is effective as of the date first written above.

SIGNED by Fred Wang Cheung Yue Chairman, CDC Corporation Compensation Committee On behalf of CDC Corporation Limited In the presence of	) ) ) )

Date: January 6, 2009

SIGNED by Dr. Sammy Cheng Loi Director, Chinadotcom Secretarial Services Limited On behalf of CDC Corporation Limited In the presence of	) ) ) )

Date: January 6, 2009

SIGNED by Peter Yip Director On behalf of Asia Pacific Online Limited In the presence of	) ) ) )

Date: January 6, 2009

Clauses 7, 8, 9, and 10 acknowledged and agreed to by Peter Yip, as the Executive.

SIGNED by Peter Yip Executive In the presence of	) ) )

Date: January 6, 2009

Schedule 1 (The Services)
1. The Executive shall be seconded from APOL to the Company to serve full-time as Chief Executive Officer of each of (i) CDC Corporation, (ii) CDC Software, (iii) CDC Games and (iv) China.com (subject to confirmation by the China.com Board).
2. The Executive shall undertake such duties as are customary and appropriate for a Chief Executive Officer of such companies, including but not limited to strategic planning and implementation, acquisitions, government relations, hiring and terminating senior management personnel and reporting to the Board regarding the overall progress of the Group.
3. The Executive and APOL shall promote the businesses of the Group and act in good faith while performing their respective duties and obligations under this Agreement, at all times in the best interests of the Group.
4. In such capacity as Chief Executive Officer of the foregoing companies, the Executive shall render such services as are necessary and desirable to protect and advance the best interest of the Group, acting in all instances under the supervision and in accordance with the policies set by the Board.

Schedule 2
Existing Options:

Number of Options:	2,400,000
Option Exercise Price:	US$0.87 (see Note 1)
Grant Date:	November 26, 2008
Option Expiration Date:	November 26, 2015

	Number of Options That
Vesting Date	Will Vest	Cumulative Number
February 26, 2009	200,000	200,000
May 26, 2009	200,000	400,000
August 26, 2009	200,000	600,000
November 26, 2009	200,000	800,000
February 26, 2010	200,000	1,000,000
May 26, 2010	200,000	1,200,000
August 26, 2010	200,000	1,400,000
November 26, 2010	200,000	1,600,000
February 26, 2011	200,000	1,800,000
May 26, 2011	200,000	2,000,000
August 26, 2011	200,000	2,200,000
November 26, 2011	200,000	2,400,000
Note:
(1)	Represents the closing price of the shares of CDC Corporation on the day APOL effectively accepted the cancellation and regrant.
New Options:

Number of Options:	900,000
Option Exercise Price:	US$1.29 (see Note 2)
Grant Date:	December 19, 2008
Option Expiration Date:	December 19, 2015

	Number of Options That
Vesting Date	Will Vest	Cumulative Number
March 19, 2009	150,000	150,000
June 19, 2009	150,000	300,000
September 19, 2009	150,000	450,000
December 19, 2009	150,000	600,000
March 19, 2010	150,000	750,000
June 19, 2010	150,000	900,000
(2)	Represents the closing price of the shares of CDC Corporation on the Effective Date.

Schedule 3 (Schedule of Events contingent upon which Contingent Options will vest)

No. of Contingent Options to be
vested amongst the Contingent
	Description of Event contingent upon which the	Options granted under
Event	Contingent Options will vest	Clause 5.3	Vesting Date
Event 1	Listing at any time during the continuance of this Agreement of the software related businesses of the Group on a recognized stock exchange outside Hong Kong and the PRC and which listing is independent of the current listing of CDC Corporation

		600,000 per Event, immediately upon the occurrence of any of the Events 1 through 8; provided that a total of no more than 2,399,000 will vest (i.e., once 4 of the listed 8 Milestone Events have been achieved and 2,399,000 options have vested, no additional options will vest even if additional milestones are achieved)	The date on which listing referred to in each Event first takes place on the relevant stock exchange
Event 2	Listing at any time during the continuance of this Agreement of the securities of a special purpose acquisition company owned by the Company or any Associated Company on a recognized stock exchange outside Hong Kong and the PRC

Event 3	Listing at any time during the continuance of this Agreement of the Group’s on-line games related businesses on a recognized stock exchange outside Hong Kong and the PRC

Event 4	Listing at any time during the continuance of this Agreement of businesses acquired by the Company or any Associated Company subsequent to the date of this Agreement on a recognized stock exchange outside Hong Kong and the PRC

Event 5	Acquisition at any time after July 18, 2007 and during the continuance of this Agreement by the Company or any Associated Company of not less than 20% of the outstanding securities of a company listed on a recognized stock exchange

Event 6	The completion of a convertible bond offering of at least Fifty Million Dollars (US$50,000,000) by the Company

Event 7	The completion of a pre-IPO investment of at least Twenty Five Million Dollars (US$25,000,000) in the Company’s software related business by a major private equity, buyout, hedge fund or strategic investor

Event 8	The completion of a pre-IPO investment of at least Twenty Five Million Dollars (US$25,000,000) in the Company’s online games related business by a major private equity, buyout, hedge fund or strategic investor

Maximum number of Contingent Options that will vest		2,399,000

Note 1:	The Contingent Options granted under Clause 5.3 shall be set forth in the option award agreement(s) which allow APOL to purchase an equivalent number of CDC Corporation’s Shares.

Note 2:	Except as otherwise provided in Clause 5.3 and in this Schedule, the Contingent Options shall be subject to the terms and conditions of the 1999 Stock Option Plan.

Schedule 4
Additional Related Entities
•	Hong Kong Breeders Club

•	Asia Global Capital Fund
(Exceptions to Non-Competition Undertakings)
1. Nothing in Clause 9.1 of this Agreement shall prevent:
(a)	the Executive from continuing to hold any directorship or employment he is holding as of the date of this Agreement, which are acting as a general partner of the Asia Global Capital Fund and a co-founder and managing director of the Hong Kong Breeders Club, general partner of China Pacific Capital LP and its affiliates, and chief fund raiser for CW CHU Education Foundation; or

(b)	any of APOL, the Executive or any affiliates thereof from investing in or rendering advice or part-time services to any business that APOL or any descendent of Executive invest in or engage in as of the date of this Agreement, which are the Asia Global Capital Fund, the Hong Kong Breeders Club, China Pacific Capital LP and its affiliates, and the CW CHU Education Foundation.
2. Furthermore, nothing in Clause 9.1 of this Agreement shall prevent the Executive from holding any directorship or being employed in any other business entity in the future, provided, that:
(a)	the Executive shall be obligated to notify the Board in writing promptly after he shall have received any offer to nominate the Executive as a director or to employ the Executive in any such business entity; and

(b)	the Board shall have no objection against the directorship or employment of the Executive in such business entity within seven days of such notification.